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SEC FILE NUMBER
#8-70781

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Northborne Securities Partners LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

212 Third Avenue North, Suite 500
(No. and Street)

Minneapolis	MN	55401
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Paul Jevnick	(612) 850-5781	pjevnick@northborne.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanville & Company LLC
(Name – if individual, state last, first, and middle name)

2617 Huntingdon Pike	Huntingdon Valley	PA	19006
(Address)	(City)	(State)	(Zip Code)

09/18/2003	196
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _Paul Jevnick_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _Northborne Securities Partners LLC_____, as of _12/31_____, 2 _025_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:
Paul R Jevnick   Digitally signed by Paul R Jevnick
                        Date: 2026.02.24 13:50:40 -06'00'

Title:
Managing Director

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☑ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

NORTHBORNE SECURITIES PARTNERS LLC

Financial Statements and Supplemental Schedules

Year Ended December 31, 2025

With Report of Independent Registered Public Accounting Firm

NORTHBORNE SECURITIES PARTNERS LLC

Table of Contents



Sanville & Company LLC
Philadelphia | New York | Dallas

Report of Independent Registered Public Accounting Firm

To the Member and Those Charged With Governance
Northborne Securities Partners LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Northborne Securities Partners LLC (the Company) as of December 31, 2025, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter – Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 7 to the financial statements, the parent company has committed to providing the necessary funding to enable the Company to meet its obligations as they become due and to maintain compliance with regulatory capital requirements. This commitment is a key factor in management's conclusion that the Company has adequate resources to continue its operations for the foreseeable future. Our opinion is not modified with respect to this matter.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998

the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information
The supplementary information contained in Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2024.

Sanville & Company, LLC

Sanville & Company, LLC
Dallas, Texas
February 12, 2026

NORTHBORNE SECURITIES PARTNERS LLC
Statement of Financial Condition
December 31, 2025

Assets			
Cash	$		16,324
Prepaid expenses			1,649
Total assets	$		17,973
Liabilities and Member's Equity			
Liabilities			
Accounts payable	$		-
Total liabilities			-
Member's equity			17,973
Total member's equity			17,973
Total liabilities and member's equity	$		17,973

See accompanying notes to financial statements

5

NORTHBORNE SECURITIES PARTNERS LLC
Statement of Operations
Year Ended December 31, 2025

Revenue	$	-
Expenses		
Regulatory fees		11,655
General and administrative expenses		794
Accounting fees		8,540
Total Expenses		20,989
Net Loss	$	(20,989)

NORTHBORNE SECURITIES PARTNERS LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2025

	Member's Equity
Balance at January 1, 2025	$ 8,962
Net loss	(20,989)
Capital contribution	30,000
Balance at December 31, 2025	$ 17,973

See accompanying notes to financial statements

NORTHBORNE SECURITIES PARTNERS LLC
Statement of Cash Flows
Year Ended December 31, 2025

Cash flows from operating activities		
Net loss	$	(20,989)
Adjustments to reconcile net loss to net cash used in operating activities:		
Prepaid expenses		(46)
Cash used in operating activities		(21,035)
Financing activities:		
Capital contribution		30,000
Cash provided by financing activities		30,000
Net increase in cash		8,965
Cash at beginning of year		7,359
Cash at end of year	$	16,324

See accompanying notes to financial statements

NORTHBORNE SECURITIES PARTNERS LLC

Notes to Financial Statements

Year Ended December 31, 2025

Note 1 – Nature of Business

Northborne Securities Partners LLC, (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company does not hold or receive customer funds or securities.

The Company's sole member is Northborne Partners, LLC ("Northborne Partners"). Northborne Partners provides office space, personnel, and certain overhead expenses without reimbursement. Therefore, the Company's financial results are not indicative of stand-alone operations.

Note 2 – Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue Recognition

The Company provides advisory services on mergers and acquisitions (M&A) and private capital financings. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction). Retainers and other fees received from customers prior to the closing date of a transaction are recognized as revenue when earned and billable under the engagement agreement with the customer. As of December 31, 2025, there was no revenue recognized.

Income Taxes

The Company is a pass-through entity for federal and state income tax purposes. As such, net earnings (or losses) are allocated to the members (or shareholders/partners) in accordance with the operating agreement (or applicable ownership interests). Federal and state income taxes on the Company's income are the responsibility of the members (or shareholders/partners) and are payable by them directly. Accordingly, no provision for federal or state income taxes has been made in the accompanying financial statements.

Note 3 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2025, the Company had net capital of $16,324, which was $11,324 in excess of its required net capital of $5,000 which is the greater of 6 2/3% of aggregate indebtedness or its minimum dollar requirement of $5,000. The Company's aggregate indebtedness to net capital ratio was 0 to 1.

Note 4 – Related Party Transactions and Economic Dependency

The Company has an expense sharing agreement with Northborne Partners. The agreement states that the Company has no obligation in any way to repay Northborne Partners. However, the Company estimates its portion of shared expenses through an allocation methodology which is regularly reviewed and updated. During the year ended December 31, 2025, certain identified expenses of Northborne Partners were calculated as allocable to the Company. These allocable expenses are not accrued in these financial statements since Northborne Partners is not and will not be seeking reimbursement from the Company for these expenses.

Note 5 – Subsequent Events

Management has evaluated subsequent events through February 12, 2026, the date which these financial statements were available to be issued, and determined there have not been any events that have occurred that would require adjustments to or disclosures in the financial statements.

Note 6 – Segment Reporting

Segment Reporting

The Accounting Standards Update (ASU) 2023-07 issued by the Financial Accounting Standards Board (FASB) introduced enhancements to segment reporting requirements for public entities, including broker-dealers. The update aimed to improve the transparency and usefulness of financial disclosures for investors and other stakeholders. ASU 2023-07 disclosure requirements are effective for fiscal years starting after December 15, 2024. The chief operating decision maker is the Managing Director of the Company and determined that no additional disclosures are required as the Company has only one reportable segment.

Note 7 – Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The parent company has committed to continue providing the necessary funding to enable the Company to meet its obligations as they become due and to maintain compliance with regulatory capital requirements. Based on this commitment, management believes that the Company has adequate resources to continue its operations for the foreseeable future, and accordingly, the financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 8 – Commitments and Contingencies

The Company does not have any commitments, guarantees or contingencies. The Company is not aware of any threats or other circumstances that may lead to the assertion of a claim at a future date.

NORTHBORNE SECURITIES PARTNERS LLC

Schedule I

Computation of Net Capital Under SEC Rule 15c3-1

December 31, 2025

<u>Net capital computation</u>

Total member's equity	$	17,973
Less nonallowable assets		1,649
Net capital	$	16,324

<u>Aggregate indebtedness</u>

Aggregate indebtedness liabilities	$	0

<u>Computation of basic net capital requirement</u>

Minimum net capital required (6 2/3% of aggregate indebtedness)	$	0
Minimum dollar net capital requirement of reporting broker dealer	$	5,000
Net capital requirement (greater of above two minimum requirement amounts)	$	5,000
Net capital in excess of required minimum	$	11,324
Percentage of aggregate indebtedness to net capital		0%

There are no material differences between the audited computation and the Company's corresponding unaudited FOCUS Report Form X-17A-5 Part IIA.

NORTHBORNE SECURITIES PARTNERS LLC

Schedule II

Computation for Determination of Reserve Requirements and Information Related to the
Possession of Control Requirements under SEC Rule 15c3-3

December 31, 2025

The Company is considered a "Non-Covered Firm" and has no reserve requirement or possession or control obligations under SEC Rule 15c3-3 as its business is limited to advisory services related to mergers and acquisitions and private capital financings and operates in reliance on footnote 74 to SEC Release 34-70073.



S&Co Sanville & Company LLC
Philadelphia | New York | Dallas

Report of Independent Registered Public Accounting Firm

To the Member and Those Charged With Governance
Northborne Securities Partners LLC

We have reviewed the accompanying Exemption Report of Northborne Securities Partners LLC (the Company) as of and for the fiscal year ended December 31, 2025, in which management asserts that:

1. The Company did not claim an exemption under any paragraph of 17 C.F.R. § 240.15c3-3(k);

2. The Company is filing this Exemption Report in reliance on Footnote 74 of SEC Release No. 34-70073 because it limited its securities business activities to (1) advising clients in connection with securities transactions made with relation to mergers and acquisitions and private placements throughout the fiscal year ended December 31, 2025 exclusively to the activities described in that footnote; and

3. Throughout the fiscal year ended December 31, 2025, the Company: (i) did not receive, hold, or owe funds or securities for or to customers (except amounts received and promptly transmitted in accordance with 17 C.F.R. § 240.15c2-4(a) or (b)(2)); (ii) did not carry accounts of or for customers; and (iii) did not carry proprietary accounts of other broker-dealers.

Management of the Company is responsible for the assertions in the Exemption Report and for compliance with the applicable requirements.

We conducted our review in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, nothing came to our attention that caused us to believe that management's assertions referred to above are not fairly stated, in all material respects, based on the requirements set forth in Footnote 74 of SEC Release No. 34-70073 and related provisions of Rule 17a-5.

Sanville & Company, LLC

Sanville & Company, LLC
Dallas, Texas
February 12, 2026

Northborne Securities Partners LLC Exemption Report

Northborne Securities Partners LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company is considered "Non-Covered Firm" exempt from 17 C.F.R. §240.15c3-3 and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to: (1) advising clients in connection with securities transactions made with relation to mergers and acquisitions and private placements.

(2) The Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

I, Paul Jevnic, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

Regards,

Paul Jevnick
Managing Member

Date of Report: February 12, 2026